May 23, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. Paul Bailey
Chief Financial Officer
Iroquois Gas Transmission System, L.P.
1 Corporate Drive, Suite 600
Shelton, CT 06484


		RE:	Iroquois Gas Transmission System, L.P. Item 4.02
Form
8-K filed May 20, 2005
			File No.  333-42578


Dear Mr. Bailey:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

1. Please amend your report to disclose the amount of the restatement for the specific periods involved.

You should file an amendment in response to this comment on or before
May 31, 2005.

If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318.

							Sincerely,



							Anthony Watson
						Staff Accountant
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